

February 27, 2012

<u>Via E-mail</u>
Kelly J. Stopher
Chief Financial Officer
Star Gold Corp.
611 E. Sherman Avenue
Coeur d'Alene, ID 83814

      Re: Star Gold Corp
             Preliminary Information Statement on Schedule 14C
             Filed December 28, 2011
             File No. 000-52711

Dear Mr. Stopher:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Pamela Howell
                    for

                    John Reynolds
                    Assistant Director